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                     March 27, 2023

       Kit Gray
       President
       Courtside Group, Inc.
       335 N. Maple Drive, Suite 127
       Beverly Hills, California 90210

                                                        Re: Courtside Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 13,
2023
                                                            File No. 333-269028

       Dear Kit Gray:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
March      NameCourtside Group, Inc.
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
Amendment No. 1 to Registration Statement on Form S-1

Summary Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, page 21

1. We note your revised presentation in response to prior comment 8. Please address the following:
             Revise to remove the reference to "Pro Forma" in the header to the Summary
              Condensed Consolidated Financial and Operating Data. In this regard, only some of the information presented is pro forma. Also, ensure that the paragraphs before the tables clearly indicate what information is presented on an actual versus a pro forma basis.
             It's unclear why you have removed historical comparable financial information from these tables. Please revise to include the appropriate historical comparable statement of operations and cash flow information as previously provided. Ensure any restated
              periods are appropriately labeled as restated.
             Footnote (3) on page 22 still makes reference to the period from July 1, 2020 to
              March 31, 2021 and the period from April 1, 2020 to June 30, 2020. Please revise to remove these references as pro forma information for those periods is no longer presented.
2. We note your additional disclosure in footnote (3) in response to prior comment 9 and your disclosure on page 130, which indicates that these shares give no effect to Mandatory
         Redemption that was triggered as of February 15, 2023. Since redemption of $1 million of the Bridge Notes has occurred, tell us your basis for excluding the impact in your pro forma presentation and share amounts throughout, or revise.
Non-GAAP Financial Measures, page 24

3. We note your revisions in response to prior comment 12. Please revise to reconcile from
         GAAP gross profit to Non-GAAP contribution margin. In this regard, revise your reconciliation to be consistent with what was included in the initial filing, which began with gross profit and ended with contribution margin. Refer to Question 102.10(b) of the
         Non-GAAP C&DIs. Further, revise the sentence above the table to state this is the reconciliation of Contribution Margin to Gross Profit, the most comparable GAAP financial measure. Similar revisions should be made on page 86.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
March      NameCourtside Group, Inc.
       27, 2023
March3 27, 2023 Page 3
Page
FirstName LastName
Risk Factors
Risks Relating to Our Common Stock and the Securities Market
The trading price of our common stock...may have little or no relationship to the historical sales prices of our capital stock in private..., page 64

4. We note your response to prior comment 19 clarifying that other than the sale of the
         Bridge Notes, there have not been any private transactions of the
Company   s common
         stock in the recent past and that its common stock does not have a history of trading. We also note your disclosure that, "there is no recent price history for our common stock being sold in private transactions and accordingly, the sale price history or historical private sales will not be a factor affecting the current reference price to be determined by the Nasdaq Capital Market." Given that your Bridge Notes will automatically convert to the Company's common stock, please reconcile this conflicting information or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metric, page 85

5. We note your response to prior comment 21 and reissue it. We note your disclosure that you review a number of operating and financial metrics to evaluate your business, measure your performance, identify trends affecting your business, formulate business plans, and make strategic decisions. Tell us your consideration for disclosing the number of impressions sold in each period, monthly unique listeners, monthly average listeners and/or any other measures used to evaluate your business and measure performance, in addition to Number of Podcast Downloads disclosed, that would provide a better
         understanding of the company   s results. Refer to SEC Release No.
33-10751.
Liquidity and Capital Resources, page 91

6. We note your disclosure on page F-29 regarding additional interim financing and when you believe existing cash resources will not be sufficient to meet current operating and liquidity needs. Please revise your disclosures here to incorporate this information.
PodcastOne is a Leading Podcasting Company, page 99

7.       We note your disclosure that you    are the most partner friendly
network out there.    Please
         revise to provide the basis for this statement.
Plan of Distribution, page 142

8. We note your response to prior comments 7 and 32. Please explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
March      NameCourtside Group, Inc.
       27, 2023
March4 27, 2023 Page 4
Page
FirstName LastName
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Gross Versus Net Revenue Recognition, page F-9

9. We note your revised disclosure in response to prior comment 35. Please further revise to clarify who the agency is in your "agency contracts". Also, you disclose that revenue is reported on a gross basis but does not include any revenue sharing expenses, however, in the last sentence you stated revenue is gross of revenue sharing expenses. Please revise to address this apparent inconsistency. Similar revisions should be made on page F-31.
Allowance for Doubtful Accounts, page F-11

10. Please revise to remove your reference to "membership" receivables here and on page F-
         33. In this regard, since you indicate in response to prior comment 34 that you do not have membership revenue, it would appear you would not have membership receivables.
Condensed Unaudited Interim Financial Statements
Note 15 - Subsequent Events, page F-46

11. Please revise to disclose that as part of the exchange agreement LiveOne entered into on
         February 3, 2023, PodcastOne issued 162,338 shares of common stock to the Harvest
         Funds, as disclosed on page 128.
General

12. We note that in February 2023, LiveOne obtained a valuation report. Please file the report as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney at (202) 551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Sasha Ablovatskiy